SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Confirms dates for ADS Ratio Change

São Paulo, April 17, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (NYSE: GOL and BM&FBOVESPA: GOLL4), Brazil's #1 airline, confirms the dates for the ratio change in the Company’s American Depositary Receipt (ADR) program from a ratio of one (1) American Depositary Share (ADS) representing ten (10) preferred shares to a ratio of one ADS representing five (5) preferred shares in the Company. The purpose of the ADS ratio change is to increase liquidity in the trading, expanding the shareholder base and facilitating access to GOL ADSs on the NYSE.

As a result of the ratio change, ADS holders of record will automatically receive on the distribution date, May 1, 2017, one additional ADS for each ADS held by the close of business on the record date, April 27, 2017. The ratio change will not affect holders of the Company’s preferred shares. Existing ADSs will continue to be valid and will not have to be exchanged.

Summary of the ADS ratio change:

-   Current ratio: 1 ADS = 10 preferred shares

-   New ratio: 1 ADS = 5 preferred shares

-   Record date: April 27, 2017

-   Distribution date: May 1, 2017

In addition, effective today, GOL has appointed The Bank of New York Mellon as the successor depositary bank for the Company’s ADR program on terms substantially identical to the previous deposit agreement.

Investor Relations ri@voegol.com.br www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 32 million p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.